SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
DECEMBER 23, 2004
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:    Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI AND TRANS-SIBERIAN GOLD AGREE TO EXTEND DEADLINE

AngloGold Ashanti
AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

Queries
South
Africa
Tel:
Mobile
E-mail:
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com
USA
Charles Carter
Toll Free 800 417 9255
cecarter@AngloGoldAshanti.com
+ 1 212 750 7999
Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA25.04
23 December 2004
ANGLOGOLD ASHANTI AND TRANS-SIBERIAN GOLD AGREE TO EXTEND DEADLINE
AngloGold Ashanti Limited ("AngloGold Ashanti") and Trans-Siberian Gold plc ("TSG") have agreed to extend the deadline for AngloGold Ashanti's second subscription of new ordinary shares in TSG ("the second subscription") pursuant to the subscription agreement signed in June 2004 ("the subscription agreement") from 31 December 2004 to 15 April 2005. The extension has been agreed because the condition in the subscription agreement relating to the financing of TSG's Asacha project, located in Kamchatka, Far East Russia, will not be satisfied by 31 December 2004. AngloGold Ashanti currently has a 17.5% equity interest in TSG that would increase to 29.9% with the second subscription.
TSG has also agreed with AngloGold Ashanti that the second subscription is now also conditional on a revised implementation plan, which will include clearly defined capital estimates and project schedules, as well as a financing plan for the Asacha project, being unanimously agreed by the TSG Board, as well as any regulatory filings or amendments to regulatory filings, which are necessary in the Russian Federation for this revised implementation plan for the Asacha project, having been made. The second subscription will however not be conditional upon TSG entering into a binding agreement to finance the development of the Asacha project. Other than these changes in relation to the second subscription, the subscription agreement shall continue in full force and effect.
TSG has announced that it is undertaking a review of the capital cost estimates of the Asacha project. TSG has further announced that recent increases in the cost of fuel, steel and labour in Russia, and higher international freight costs, combined with the strengthening of the rouble, especially against the US dollar, are expected to lead to a material rise in the capital cost of the project, above the estimate of the bankable feasibility study completed in February 2004.
Richard Duffy, AngloGold Ashanti's Executive Officer responsible for Business Development and a non-executive director of TSG, comments: "Whilst we are concerned that the capital costs of the Asacha project have increased, and there may be a delay in the implementation of the project, we remain committed to our investment in TSG. We will continue to make resources available to TSG through our Technical Consultancy Agreement and are confident that TSG will determine a satisfactory way forward with Asacha."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: DECEMBER 23, 2004

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary